UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

ENSERVCO CORPORATION.
(Name of Issuer)

Common Stock, par value $0.005 per share
(Title of Class of Securities)

29358Y201
(CUSIP Number)

STAR EQUITY FUND, LP
53 Forest Avenue, Suite 101
Old Greenwich, Connecticut 06870
(203) 489-9504
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2024
(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
1    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29358Y201

1	NAME OF REPORTING PERSONS STAR EQUITY FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,024,035*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,024,035*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,024,035*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.69%
14	TYPE OF REPORTING PERSON PN

*Excludes 3,476,965 shares of 2.0% Cumulative Mandatorily Convertible Series A Preferred shares ("Enservco Mandatorily Convertible Preferred Shares"). The Enservco Mandatorily Convertible Preferred Shares will mandatorily convert into the Issuer’s common stock at an initial rate of one share of common stock per Enservco Mandatorily Convertible Preferred Share upon approval of such conversion by the Issuer at least 150 days after the date of the Share Exchange Agreement dated August 9, 2024.
.

CUSIP No. 29358Y201

1	NAME OF REPORTING PERSONS STAR EQUITY FUND GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,024,035*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,024,035*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,024,035*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.69%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 29358Y201

1	NAME OF REPORTING PERSONS STAR INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,024,035*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,024,035*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,024,035*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.69%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 29358Y201

1	NAME OF REPORTING PERSONS STAR EQUITY HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,024,035*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,024,035*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,024,035*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.69%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29358Y201

1	NAME OF REPORTING PERSONS JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,024,035*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,024,035*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,024,035*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.69%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 29358Y201

1	NAME OF REPORTING PERSONS STAR VALUE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,024,035*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,024,035*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,024,035*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.69%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 29358Y201

Item 1.        Security and Issuer.

This statement relates to the common stock, par value $0.005 per share (the “Shares”), of Enservco Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 14133 County Road 1/2, Longmont, CO 80504.

Item 2.        Identity and Background.

(a) This statement is filed by:

(i) Star Equity Holdings, Inc., a Delaware corporation (“Star Equity Holdings”);

(ii) Star Equity Fund, LP, a Delaware limited partnership (“Star Equity Fund”);

(iii) Star Equity Fund GP, LLC, a Delaware limited liability company (“Star Equity GP”), which serves as the general partner of Star Equity Fund;

(iv) Star Investment Management, LLC, a Connecticut limited liability company (“Star Investment Management”), which serves as the investment manager of Star Equity Fund;

(v) Jeffrey E. Eberwein, who serves as the manager of Star Equity GP and Star Investment Management; and

(vi) Star Value Investments, LLC., a Delaware limited liability company (“Star Value”), which is the sole member of Star Equity GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule B annexed hereto (“Schedule B”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Star Equity Holdings. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule B beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The principal business address of each Reporting Person is 53 Forest Avenue, Suite 101, Old Greenwich, Connecticut 06870.

(c) The principal business of Star Equity Holdings is serving as a diversified holding company with various divisions. The principal business of Star Equity Fund is investing in securities. The principal business of Star Equity GP is serving as the general partner of Star Equity Fund. The principal business of Star Investment Management is serving as the investment manager of Star Equity Fund. The principal business of Star Value is serving as sole member of Star Equity GP. The principal occupation of Mr. Eberwein is serving as the Executive Chairman of Star Equity Holdings, and CEO and board member of Hudson Global Inc. He also serves as manager of Star Equity GP and Star Investment Management.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Other than as set forth herein this paragraph, no Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 29358Y201
Mr. Eberwein and Lone Star Value Management, LLC (“LSVM”), an entity managed by Mr. Eberwein, are subject to an SEC administrative order dated February 24, 2020, (Exchange Act Release No. 5448) (the “Advisers Act Order”) relating to allegations, among other things, that LSVM failed to properly disclose certain specific transactions in advance and obtain client consent for these transactions prior to their completion and that LSVM failed to implement certain written policies and procedures. The Advisers Act Order alleged violations of Section 206(3) and 206(4) of the Investment Advisers Act of 1940 (“Advisers Act”) and Rule 206(4)-7 thereunder by Mr. Eberwein and LSVM. Without admitting or denying the findings, they consented to the Advisers Act Order and agreed to cease and desist from committing or causing any violations of the above-referenced Advisers Act provisions, for LSVM to be censured and to pay civil penalties of $25,000 for Mr. Eberwein and $100,000 for LSVM.

(f) Mr. Eberwein is a citizen of the United States of America. Star Equity Holdings, Star Equity Fund, Star Equity GP, and Star Value are organized under the laws of the state of Delaware. Star Investment Management is organized under the laws of the state of Connecticut.

Item 3.    Source and Amount of Funds or Other Consideration.

Of the 9,024,035 Shares ("Common Shares") beneficially owned by Star Equity Fund (i) 1,000 were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein, and (ii) 9,023,035 Shares were acquired via the Share Exchange Agreement dated August 9, 2024, filed by Issuer on Form 8-K on August 12, 2024 (the "Share Exchange Agreement"). In addition, 3,476,965 Enservco Mandatorily Convertible Preferred Shares were acquired via the Share Exchange Agreement.
The aggregate purchase price of the 1,000 Shares beneficially owned by Star Equity Fund is approximately $445, excluding brokerage commissions. The other 12,500,000 Common Shares and Enservco Mandatorily Convertible Preferred Shares were acquired by Star Equity Fund as described above.
Item 4.     Purpose of Transaction.

On August 9, 2024 Star Equity Holdings entered into the Share Exchange Agreement, pursuant to which Star Equity Holdings agreed to issue 250,000 shares of its 10% Series A Cumulative Perpetual Preferred Stock (“STRRP”), representing $2.5 million of value at STRRP’s $10.0 per share par value, to Enservco in exchange for a combined 12.5 million ENSV Common Shares and Enservco Mandatorily Convertible Preferred Shares. Star Equity Holdings directed the ownership of the Common Shares and Enservco Mandatorily Convertible Preferred Shares to Star Equity Fund, as permitted under the Share Exchange Agreement. The Share Exchange Agreement also provided for Star Equity Holdings' right to participate in future Issuer equity offerings, and a right to exchange up to an additional $2.5 million of STRRP for ENSV Common Shares. Additionally, as filed by the Issuer in its Current Report on Form 8-K on August 12, 2024, Issuer, Star Equity Holdings and its assigns entered into a Registration Rights Agreement that requires the Issuer to file a registration statement with the SEC to register the resale of the Common Shares

In connection with the Share Exchange Agreement, on August 9, 2024, the Issuer and Star Equity Holdings entered into a board designation agreement (the “Board Designation Agreement”), pursuant to which the Issuer expanded the board of directors from five to six directors and provided Star Equity Holdings the right to designate a director so long as Star Equity Holdings owns 5% or more of the Issuer’s outstanding common stock.

CUSIP No. 29358Y201
The Issuer, Cross River Partners, LP, (“Cross River”) an entity controlled by Richard A. Murphy, the Issuer’s Chair and Chief Executive Officer, and each of the Issuer’s directors and executive officers entered into a Voting Agreement with Star Equity Holdings, pursuant to which Cross River, and each such director and officer agreed to vote shares beneficially owned by them in favor of (1) the Star Equity Holdings director designee pursuant to the Board Designation Agreement and (2) approval of the shares of common stock issuable upon conversion of the Enservco Mandatorily Convertible Preferred Shares.

Also on August 9, 2024, Star Equity Holdings announced that it had completed an investment in Enservco Corporation ("ENSV"), a Colorado-based energy services company that is expanding into the transportation & logistics sector via the acquisition of Buckshot Trucking, LLC ("Buckshot"). Star Equity Holdings also issued a short-term $1 million promissory note to Enservco to facilitate Enservco’s acquisition of Buckshot. The promissory note is collateralized by the STRRP shares issued to Enservco. The promissory note is held by Star Equity Holdings affiliate, Star Equity Investment Holdings, LLC.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including Board composition) or operations of the Issuer, or potential business combinations or strategic alternatives involving the Issuer or certain of the Issuer’s businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in (including with other third parties), purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in this Item 4.

The foregoing description of the Transaction is qualified in its entirety by reference to the full text of the press release and the related agreements, which are attached hereto as Exhibits and are incorporated herein by reference.
Item 5.        Interest in Securities of the Issuer.

The aggregate percentage of the Shares reported owned by the Reporting Persons is based upon 45,841,886 Shares outstanding as of June 30, 2024, which is the total number of Shares reported as outstanding in the Issuer’s most recent Quarterly Report on Form 10Q, filed with the Securities and Exchange Commission on August 14, 2024.
A.    Star Equity Holdings
(a)    Star Equity Holdings, as the parent of Star Value, sole member of Star Management, and limited partner of Star Equity Fund may be deemed the beneficial owner of the 9,024,035 Shares beneficially owned by Star Equity Fund.
Percentage: 19.69%

CUSIP No. 29358Y201
(b)    1. Sole power to vote or direct vote: 9,024,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,024,035
4. Shared power to dispose or direct the disposition: 0

(c)    Star Equity Holdings has not entered into any transactions in the Shares during the past 60 days.
B.    Star Equity Fund
(a)    As of the close of business on August 9, 2024, Star Equity Fund beneficially owned 9,024,035 Shares.
Percentage: 19.69%
(b)    1. Sole power to vote or direct vote: 9,024,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,024,035
4. Shared power to dispose or direct the disposition: 0

(c)    The transactions in the Shares by Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.    Star Equity GP
(a)    Star Equity GP, as the general partner of Star Equity Fund, may be deemed the beneficial owner of the 9,024,035 Shares owned by Star Equity Fund.
Percentage: 19.69%
(b)    1. Sole power to vote or direct vote: 9,024,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,024,035
4. Shared power to dispose or direct the disposition: 0

(c)    Star Equity GP has not entered into any transactions in the Shares during the past 60 days.
D.    Star Investment Management
(a)    Star Investment Management, as the investment manager of Star Equity Fund, may be deemed the beneficial owner of the 9,024,035 Shares owned by Star Equity Fund.
Percentage: 19.69%
(b)    1. Sole power to vote or direct vote: 9,024,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,024,035
4. Shared power to dispose or direct the disposition: 0

(c)    Star Investment Management has not entered into any transactions in the Shares during the past 60 days. .
E.    Mr. Eberwein
(a)    Mr. Eberwein, as the manager of Star Equity GP and Star Equity Management, may be deemed the beneficial owner of the 9,024,035 Shares owned by Star Equity Fund.

CUSIP No. 29358Y201
Percentage: 19.69%
(b)    1. Sole power to vote or direct vote: 9,024,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,024,035
4. Shared power to dispose or direct the disposition: 0
(c)    Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days.
F.    Star Value
(a)    Star Value, as the sole member of Star Equity GP may be deemed the beneficial owner of the 9,024,035 Shares owned by Star Equity Fund.
Percentage: 19.69%
(b)    1. Sole power to vote or direct vote: 9,024,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,024,035
4. Shared power to dispose or direct the disposition: 0

(c)    Star Value has not entered into any transactions in the Shares during the past 60 days.

No person, other than the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of dividends from, or Proceeds from the sale of, the Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she, or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she, or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On August 16, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of the Joint Filing Agreement is attached as Exhibit 99.4 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

The following items are filed as exhibits:

CUSIP No. 29358Y201

99.1
Share Exchange Agreement by and between Enservco Corporation and Star Equity Holdings, Inc., dated as of August 9, 2024 (incorporated by reference to Exhibit 10.1 of Star Equity Holdings, Inc.'s Current Report on Form 8-K, filed with the SEC on August 12, 2024). *

99.2
Board Designation Agreement by and between Enservco Corporation and Star Equity Holdings, Inc. dated as of August 9, 2024 (incorporated by reference to Exhibit 10.6 of the Issuer's Current Report on Form 8-K, filed with the SEC on August 12, 2024). *

99.3	Press Release, dated as of August 12, 2024. (incorporated by reference to Exhibit 99.1 of Star Equity Holdings, Inc's Current Report on Form 8-K, filed with the SEC on August 12, 2024). *
99.4	Joint Filing Agreement dated August 16, 2024
*Previously filed

CUSIP No. 29358Y201

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 16, 2024

Star Equity Fund, LP

By:	Star Equity Fund GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Equity Holdings, Inc.

By:	/s/ Richard K Coleman Jr.
	Name:	Richard K. Coleman, Jr.
	Title:	Chief Executive Officer

Star Equity Fund GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Investment Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Value Investments, LLC

By:	Star Equity Holdings, Inc.

By:	/s/ Richard K. Coleman, Jr.
	Name:	Richard K. Coleman, Jr.
	Title:	Chief Executive Officer

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein

CUSIP No. 29358Y201
SCHEDULE A
Transactions in the Securities of the Issuer During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)[1]	Date of Purchase / Sale

STAR EQUITY FUND, LP

9,023,035	$0.20	8/9/2024

1These Common Stock Shares and Share Equivalents were purchased as part of a Share Exchange Agreement dated August 9, 2024, filed by the Issuer on Form 8K on August 12, 2024.

CUSIP No. 29358Y201
SCHEDULE B
Directors and Officers of Star Equity Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Jeffrey E. Eberwein – Director, Executive Chairman of the Board	Chief Executive Officer of Hudson Global Inc. and Executive Chairman of Star Equity Holdings	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
Richard K. Coleman, Jr. – Director, Chief Executive Officer	Chief Executive Officer of Star Equity Holdings	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
Michael A. Cunnion – Director	Health Care Executive	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
John W. Sayward – Director	Retired Health Care Executive, Retired Partner, Nippon Heart Hospital LLC,	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
Jennifer Palmer – Director	Chief Executive Officer of JPalmer Collective	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
Todd Fruhbeis – Director	Retired Capital Markets and Finance Executive	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
Louis Parks - Director	Managing Manager, COO & CFO at Tyro Capital Management LLC	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
David Noble - Chief Financial Officer	Chief Financial Officer of Star Equity Holdings	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
Hannah Bible - Chief Legal Officer	Chief Legal Officer of Star Equity Holdings	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States